------               U.S. SECURITIES &         ------------
          FORM 3              EXCHANGE COMMISSION         OMB APPROVAL
          ------            Washington, D.C.  20549       ------------

                                                  OMB Number       3235-0104
                                                  Expires:    April 30, 1997
                                                  Estimated average burden
                                                  hours per response . . 0.5

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940
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1.   Name and Address of Reporting Person

          Knox         Boone        A.
     ------------------------------------
         (Last)      (First)     (Middle)

              3133 Washington Road
     ------------------------------------
                    (Street)

          Thomson    Georgia        30824
     ------------------------------------
         (City)      (State)   (ZIP)

2.   Date of Event Requiring Statement (MM/DD/YY)

     November 26, 1996
     --------------------------------------------

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

     ###-##-####
     -------------------------------------------------

4.   Issuer Name and Ticker or Trading Symbol

     Merry Land & Investment Company, Inc. (MRY)
     -------------------------------------------

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

         X      Director             10% Owner
     ---------            ---------
                Officer              Other
     ---------            ---------
     (give title below)   (specify below)
     ------------------------------------------



     ------------------------------------------

6.   If Amendment, Date of Original (MM/DD/YY)

     N/A
     -----------------------------------------

1.   Title of Security   2.    Amount of          3.     Ownership Form:   4.   Nature of Indirect
     (Instr. 4)                Securities                Direct (D) or          Beneficial
                               Beneficially              Indirect (I)           Ownership
                               Owned (Instr. 4)          (Instr. 5)             (Instr. 5)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Common Stock                   5,082                     D
----------------------------------------------------------------------------------------------------
Common Stock                   5,876                     I                      By Wife <F1>
----------------------------------------------------------------------------------------------------
Common Stock                   2,213,583                 I                      By Limited
                                                                                Partnership <F2>
----------------------------------------------------------------------------------------------------
Common Stock                   5,998                     I                      By General
                                                                                Partnership <F3>
----------------------------------------------------------------------------------------------------
Common Stock                   30,000                    I                      By Profit Sharing
                                                                                Plan <F4>
----------------------------------------------------------------------------------------------------

<F1> The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

<F2> The reporting person and Peter S. Knox III serve as general partners of Knox, Ltd. which holds the reported shares. The reporting person disclaims beneficial ownership of the shares held in
     Knox, Ltd. except to the extent of his pecuniary interest therein.

<F3> The reporting person is managing general partner of BT Investments, a Georgia general partnership.  The reporting person disclaims beneficial ownership of the shares owned by BT
     Investments except to the extent of his pecuniary interest therein.

<F4> The reporting person is one of three trustees of Allied Bankshares, Inc. Profit Sharing Plan &
     Trust.  The reporting person disclaims beneficial ownership of the shares owned by Allied
     Bankshares, Inc. Profit Sharing Plan & Trust except to the extent of his pecuniary interest therein.

        Reminder:   Report on a separate line for each class of securitiesPage 1
          beneficially owned directly or indirectly.                SEC 1473
          (Print or Type Responses)                                   (8/92)

Explanation of Responses:


          /s/                                      December 5, 1996
    -------------------------------           --------------------------
             BOONE A. KNOX                              Date
**Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                      Page 2
                                                                    SEC 1473
                                                                      (8/92)